UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-42371

Oriental Rise Holdings Limited

(Translation of registrant’s name into English)

No. 48 Xianyu Road
Shuangcheng Town, Zherong County
Ningde City, Fujian Province
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Extraordinary General Meeting held April 7, 2026; Reduction and Reorganization of Share Capital; Authority for Share Consolidation

On April 7, 2026, Oriental Rise Holdings Limited, a Cayman Islands exempted company (the “Company”) held an Extraordinary General Meeting of shareholders (the “April Meeting”). At the April Meeting, the following resolutions were approved and adopted:

1.

The Company’s authorized share capital was reduced and reorganized such that the authorized share capital of the Company was changed from US$5,000,000 divided into 312,500,000 shares of par value $0.016 each to US$5,000,000 divided into 500,000,000 shares of par value $0.00001 each. Following the reduction and reorganization of share capital, the Company has 499,999,875,000 authorized shares designated as Ordinary Shares, par value $0.00001 and 125,000 authorized shares designated as Founder Preferred Shares, par value $0.00001.

A Reduction of Share Capital Certificate, furnished herewith as Exhibit 3.1, was filed with the Cayman Islands Registrar of Companies.

2.	The Board of Directors of the Company was vested with the authority to consolidate the Company’s issued and unissued ordinary shares at a ratio of not less than one (1)-for-ten (10) and not more than one (1)-for-two hundred (200) at any time within the 180 days following the date of the Meeting, with the exact ratio and other terms of the consolidation to be determined by the Board of Directors of the Company in its discretion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2026	Oriental Rise Holdings Limited

	By:	/s/ Dezhi Liu
Dezhi Liu
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
3.1	Reduction of Share Capital Certificate filed April 7, 2026

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